

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Peter Kelly
Chief Financial Officer
NXP Semiconductors N.V.
60 High Tech Campus
Eindhoven Netherlands 5656 AG

> **Re: NXP Semiconductors N.V.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 25, 2021**
> **File No. 001-34841**

Dear Mr. Kelly:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2020

Financial Statements
Notes to Consolidated Financial Statements
Note 18  Share-based Compensation
Stock Options, page 104

1.  Please explain to us why you believe it is appropriate to use the simplified method to estimate the expected term of your option awards. Please also tell us when you expect sufficient historical information to be available in order to determine the expected life assumptions. Refer to SAB Topic 14:D.2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Martin James, Senior Advisor, at 202-551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing